UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

7 Golda Meir Street

Ness Ziona 7403650, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Explanatory Note

On November 12, 2026, Sol-Gel Technologies Ltd. issued a press release reporting third quarter 2026 financial results and providing corporate updates.

Attached hereto is the following exhibit:

Exhibit 99.1               Press release dated November 12, 2026

This Form 6-K and related exhibit (other than the two paragraphs immediately prior to the heading “Financial Results for the Third Quarter 2026” in exhibit 99.1) are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915, 333-270477 and 333-286820) and its Registration Statements on Form F-3 (Registrations No. 333-286822 and 333-270478)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: November 12, 2026	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer

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